UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number: 001-38204

REEBONZ HOLDING LIMITED

(Exact Name of Registrant as Specified in Its Charter)

c/o Reebonz Limited,
5 Tampines North Drive 5
#07-00
Singapore 528548
+65 6499 9469
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of the Submission of Matters to a Vote of Security Holders

On February 19, 2019, Reebonz Holding Limited (the “Company”) held an Extraordinary General Meeting of Shareholders. The following matters, all of which were set forth in the Company’s notice for the Extraordinary General Meeting of Shareholders (the “EGM”), were voted on and approved by the Company’s shareholders. The voting results for each proposal are set forth below:

Proposal 1 to authorize the Board of Directors to effect a reverse split of ordinary shares, at an exchange ratio of not less than 1-for-2 and not greater than 1-for-10, to be determined by the Board of Directors in its sole discretion to comply with Nasdaq requirements to maintain the listing of the Company’s ordinary shares on the Nasdaq Stock Market and, in connection therewith, amend the Company’s Memorandum and Articles of Association to reflect the consolidation of the ordinary shares based on the ratio determined by the Board of Directors.

For	Against	Abstain
18,338,897	24,766	4,050

Proposal 2 to approve the Employee Stock Purchase Plan to provide employees of the Company and its Participating Subsidiaries with an opportunity to acquire ordinary shares.

For	Against	Abstain
18,365,497	1,216	1,000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REEBONZ HOLDING LIMITED

Date: February 20, 2019	By:	/s/ Nupur Sadiwala
Nupur Sadiwala
Chief Financial Officer

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